Via Facsimile and U.S. Mail
Mail Stop 4720

November 4, 2009

Mr. Andrew A. Barnard
President and Chief Executive Officer
Odyssey Re Holdings Corp.
300 First Stamford Place
Stamford, Connecticut 06902

Re: Odyssey Re Holdings Corp.
Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 001-16535

Dear Mr. Barnard:

        We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

                                    Sincerely,

                                    Carlton E. Tartar
                                    Accounting Branch Chief